Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Silver Standard Resources Inc.
1400 - 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2	Date of Material Change

March 23, 2011

Item 3	News Release

The news release dated March 23, 2011 was disseminated through Marketwire’s Combined Canadian Timely Disclosure Network.

Item 4	Summary of Material Change

Silver Standard Resources Inc (“Silver Standard” or the “Company”) announced today that Pretium Resources Inc. (“Pretivm”) has filed a preliminary short form prospectus with the securities regulatory authorities in each of the provinces and territories of Canada, other than Québec, in connection with a secondary offering (the “Secondary Offering”) of units of Pretivm (the “Units”). Each Unit will consist of one common share of Pretivm (a “Pretivm Share”) currently owned by the Company and half of a warrant (a “Warrant”), with each whole Warrant being exercisable for the purchase of one Pretivm Share currently owned by the Company. The Secondary Offering will not increase the number of Pretivm Shares outstanding, and Silver Standard will receive all proceeds from the offering.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See attached news release dated March 23, 2011.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Guy Davis, Corporate Counsel and Assistant Corporate Secretary
604.689.3846

Item 9	Date of Report

Dated at Vancouver, BC, this 30th day of March, 2011